U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2

1. Investment Company Act File Number:				Date Examination completed:
811	-21357			March 8, 2013

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Templeton Limited Duration Income Trust

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

[PWC LOGO]

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds

and the Board of Directors of

Templeton Russia and East European Fund, Inc.
Templeton Dragon Fund, Inc.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

We have examined management's assertion, included in the accompanying
Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940, that the funds (see Attachment I),
(hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 (“the Act”) as of December 31, 2012.	Management is responsible for the
Funds' compliance with those requirements.	Our responsibility is to express
an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we
considered necessary in the circumstances.	Included among our procedures
were the following tests performed as of December 31, 2012 and with respect to agreement of security purchases and sales, for the periods indicated in
Attachment I:

• Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
• Reconciliation of such security positions to the books and records of the Funds.
• Agreement of 100 security purchases and 100 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds'
compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of December 31, 2012 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

PricewaterhouseCoopers, LLP

March 8, 2013

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Templeton Services, LLC
3310 Quality Drive
Rancho Cordova, CA 95670
tel (800) 632.2350
franklintempleton.com

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of December 31, 2012, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of December 31, 2012, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY
Gaston Gardey
Chief Financial Officer and Chief Accounting Officer
Franklin Funds Board

Date 03/08/13

/s/MARK H. OTANI
Mark H. Otani
Chief Financial Officer and Chief Accounting Officer
Templeton Funds Board

Date 03/08/13

/s/ROBERT G. KUBILIS
Robert G. Kubilis
Chief Financial Officer and Chief Accounting Officer
Franklin New Jersey Funds Board

Date 03/08/13

/s/LAURA F. FERGERSON
Laura F. Fergerson
Chief Executive Officer - Finance and Administration

Date 03/08/13

Attachment I
Fund	Period

Franklin Templeton Limited Duration Income
Trust	August 1, 2012-December 31, 2012

Templeton Global Investment Trust:
Templeton BRIC Fund	August 1, 2012-December 31, 2012
Templeton Emerging Markets Balanced Fund	August 1, 2012-December 31, 2012
Templeton Emerging Markets Small Cap Fund	August 1, 2012-December 31, 2012
Templeton Frontier Markets Fund	August 1, 2012-December 31, 2012
Templeton Global Balanced Fund	August 1, 2012-December 31, 2012

Templeton Russia and East European Fund, Inc.	August 1, 2012-December 31, 2012

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	August 1, 2012-December 31, 2012

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	August 1, 2012-December 31, 2012
Franklin Flex Cap Growth Fund	August 1, 2012-December 31, 2012
Franklin Focused Core Equity Fund	August 1, 2012-December 31, 2012
Franklin Growth Opportunities Fund	August 1, 2012-December 31, 2012
Franklin Natural Resources Fund	August 1, 2012-December 31, 2012
Franklin Small Cap Growth Fund	August 1, 2012-December 31, 2012
Franklin Small-Mid Cap Growth Fund	August 1, 2012-December 31, 2012
Franklin Strategic Income Fund	August 1, 2012-December 31, 2012

Franklin High Income Trust:
Franklin High Income Fund	August 1, 2012-December 31, 2012

Franklin Money Fund	August 1, 2012-December 31, 2012

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	August 1, 2012-December 31, 2012

Institutional Fiduciary Trust:
Money Market Portfolio	August 1, 2012-December 31, 2012

Franklin Global Trust:
Franklin International Growth Fund	August 1, 2012-December 31, 2012
Franklin Large Cap Equity Fund	August 1, 2012-December 31, 2012
Franklin Templeton Emerging Market Debt
Opportunities Fund	August 1, 2012-December 31, 2012

Franklin Gold and Precious Metals Fund	August 1, 2012-December 31, 2012

Franklin Universal Trust	August 1, 2012-December 31, 2012

Templeton China World Fund	August 1, 2012-December 31, 2012

Attachment I
Templeton Emerging Markets Fund	August 1, 2012-December 31, 2012

Templeton Emerging Markets Income Fund	August 1, 2012-December 31, 2012

Templeton Global Income Fund	August 1, 2012-December 31, 2012

Templeton Income Trust:
Templeton Global Bond Fund	August 1, 2012-December 31, 2012
Templeton Global Total Return Fund	August 1, 2012-December 31, 2012
Templeton International Bond Fund	August 1, 2012-December 31, 2012

Franklin Custodian Funds:
Franklin DynaTech Fund	August 1, 2012-December 31, 2012
Franklin Growth Fund	August 1, 2012-December 31, 2012
Franklin Income Fund	August 1, 2012-December 31, 2012
Franklin U.S. Government Securities Fund	August 1, 2012-December 31, 2012
Franklin Utilities Fund	August 1, 2012-December 31, 2012

Franklin Strategic Mortgage Portfolio	August 1, 2012-December 31, 2012

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government
Securities Fund	August 1, 2012-December 31, 2012
Franklin Balanced Fund	August 1, 2012-December 31, 2012
Franklin Convertible Securities Fund	August 1, 2012-December 31, 2012
Franklin Equity Income Fund	August 1, 2012-December 31, 2012
Franklin Floating Rate Daily Access Fund	August 1, 2012-December 31, 2012
Franklin Limited Maturity U.S. Government
Securities Fund	August 1, 2012-December 31, 2012
Franklin Low Duration Total Return Fund	August 1, 2012-December 31, 2012
Franklin Total Return Fund	August 1, 2012-December 31, 2012

Franklin Templeton Global Trust:
Franklin Templeton Hard Currency	August 1, 2012-December 31, 2012

Franklin Templeton International Trust:
Franklin India Growth Fund	August 1, 2012-December 31, 2012
Franklin Templeton Global Allocation Fund	August 1, 2012-December 31, 2012
Franklin World Perspectives Fund	August 1, 2012-December 31, 2012

Franklin Value Investors Trust:
Franklin All Cap Value Fund	August 1, 2012-December 31, 2012
Franklin Balance Sheet Investment Fund	August 1, 2012-December 31, 2012
Franklin Large Cap Value Fund	August 1, 2012-December 31, 2012
Franklin MicroCap Value Fund	August 1, 2012-December 31, 2012
Franklin MidCap Value Fund	August 1, 2012-December 31, 2012
Franklin Small Cap Value Fund	August 1, 2012-December 31, 2012

Templeton Developing Markets Trust	August 1, 2012-December 31, 2012

Attachment I
Franklin Templeton Fund Allocator Series:
Franklin Templeton 2015 Retirement Target
Fund	August 1, 2012-December 31, 2012
Franklin Templeton 2025 Retirement Target
Fund	August 1, 2012-December 31, 2012
Franklin Templeton 2035 Retirement Target
Fund	August 1, 2012-December 31, 2012
Franklin Templeton 2045 Retirement Target
Fund	August 1, 2012-December 31, 2012
Franklin Templeton Conservative Allocation
Fund	August 1, 2012-December 31, 2012
Franklin Templeton Corefolio Allocation Fund	August 1, 2012-December 31, 2012
Franklin Templeton Founding Funds Allocation
Fund	August 1, 2012-December 31, 2012
Franklin Templeton Growth Allocation Fund	August 1, 2012-December 31, 2012
Franklin Templeton Moderate Allocation Fund	August 1, 2012-December 31, 2012
Franklin Templeton Multi-Asset Real Return
Fund	August 1, 2012-December 31, 2012

Franklin Templeton Variable Insurance Products
Trust:
Franklin Flex Cap Growth Securities Fund	August 1, 2012-December 31, 2012
Franklin Large Cap Value Securities Fund	August 1, 2012-December 31, 2012
Franklin Rising Dividends Securities Fund	August 1, 2012-December 31, 2012
Franklin Small Cap Value Securities Fund	August 1, 2012-December 31, 2012
Franklin Small-Mid Cap Growth Securities	August 1, 2012-December 31, 2012
Franklin Strategic Income Securities Fund	August 1, 2012-December 31, 2012
Franklin Templeton VIP Founding Funds
Allocation Fund	August 1, 2012-December 31, 2012
Templeton Developing Markets Securities Fund	August 1, 2012-December 31, 2012
Templeton Foreign Securities Fund	August 1, 2012-December 31, 2012

Templeton Dragon Fund, Inc.	August 1, 2012-December 31, 2012

Templeton Institutional Funds:
Foreign Equity Series	August 1, 2012-December 31, 2012
Emerging Markets Series	August 1, 2012-December 31, 2012